
03056083


RECD S.E.C.
APR 16 2003
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS


PROCESSED
APR 17 2003
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for April 16, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82904
~~333-102489~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

75339 SASCO 2003-AM1
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 15, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: [signature]

Name: Ellen V. Kiernan

Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2003-AM1

$487,979,000 (Approximate)
STRUCTURED ASSET SECURITIES CORP.
SERIES 2003-AM1
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/Fitch/S&P)(4)
A1	$240,000,000	1M Libor	0.99	1-27	20.00%	TBD	4/25/2033	Aaa/AAA/AAA
A2	$156,327,000	(5)	4.69(6)	27-91	20.00%	(5)	4/25/2033	Aaa/AAA/AAA
A-IO(7)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2004	Aaa/AAA/AAA
M1	$32,202,000	1M Libor	5.10	40-91	13.50%	TBD	4/25/2033	Aa2/AA/AA
M2	$26,009,000	1M Libor	5.04	38-91	8.25%	TBD	4/25/2033	A2/A/A
M3	$8,670,000	1M Libor	4.98	38-91	6.50%	TBD	4/25/2033	A3/A-/A-
M4	$7,431,000	IM Libor	4.80	38-85	5.00%	TBD	4/25/2033	Baa1/BBB+/NR
M5	$6,193,000	1M Libor	4.52	37-75	3.75%	TBD	4/25/2033	Baa2/BBB/NR
B1	$4,954,000	1M Libor	4.12	37-64	2.75%	TBD	4/25/2033	Baa3/BBB-/NR
B2	$6,193,000	1M Libor	3.37	37-51	1.50%	TBD	4/25/2033	Ba1/BB+/BB+

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/Fitch/S&P)(4)
A1	$240,000,000	1M Libor	0.99	1-27	20.00%	TBD	4/25/2033	Aaa/AAA/AAA
A2	$156,327,000	(5)	5.15(6)	27-162	20.00%	(5)	4/25/2033	Aaa/AAA/AAA
A-IO (7)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2004	Aaa/AAA/AAA
M1	$32,202,000	1M Libor	5.44	40-128	13.50%	TBD	4/25/2033	Aa2/AA/AA
M2	$26,009,000	1M Libor	5.22	38-113	8.25%	TBD	4/25/2033	A2/A/A
M3	$8,670,000	1M Libor	4.99	38-94	6.50%	TBD	4/25/2033	A3/A-/A-
M4	$7,431,000	IM Libor	4.80	38-85	5.00%	TBD	4/25/2033	Baa1/BBB+/NR
M5	$6,193,000	1M Libor	4.52	37-75	3.75%	TBD	4/25/2033	Baa2/BBB/NR
B1	$4,954,000	1M Libor	4.12	37-64	2.75%	TBD	4/25/2033	Baa3/BBB-/NR
B2	$6,193,000	1M Libor	3.37	37-51	1.50%	TBD	4/25/2033	Ba1/BB+/BB+

(1) Subject to a permitted variance of ± 5% in aggregate.
(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.
(3) Initial Credit Enhancement includes initial overcollateralization of approximately 1.50%
(4) All Classes of Certificates will be rated by Moody's and Fitch. Classes A1, A2, A-IO, M1, M2 and M3 will also be rated by S&P.
(5) The Class A2 will have a stated interest rate of [ ]% for the first 24 Distribution Dates. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.
(6) The Class A2 has a WAL to coupon reset of 1.99.
(7) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 12 distribution dates.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Origination and Servicing

100% of the mortgage loans were originated by Aames and as of the closing date will be serviced by Wilshire (56.8%), and Ocwen (43.1%).

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A1 and Class A2 certificates, sequentially and in that order. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 (the "Class M Certificates"), Class B1 and Class B2 (the "Class B Certificates, and together with the Class M Certificates the "Subordinate Certificates").

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A1 and Class A2 certificates, sequentially and in that order, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5, B1 and B2 certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 1.50 % of the Cut-Off Date Pool Balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority

The Interest Rates for Class A1, the Class M Certificates and the Class B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A2 will be equal to the lesser of (i) (a) for each Accrual Period through the Accrual Period related to the 24th Distribution Date, [ ]% , (b) for each Accrual Period related to the 25th Distribution Date or later, one-month LIBOR plus its applicable margin and (ii) its Net Funds Cap (as defined herein). Interest for the Class A2 will be calculated on a 30/360 basis for the first 24 Distribution Dates and on an actual/360 basis thereafter. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 12th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 12th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, Class A2 and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on April 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees:, Servicing Fee and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and Class A2 and Current and Carryforward Interest to the Class A-IO;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, B1 and B2, sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal* according to the principal paydown rules in effect for that Distribution Date;

(7) To pay to the Class A1 and Class A2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(8) To pay sequentially to Classes M1, M2, M3, M4, M5, B1 and B2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority (continued)

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, B1 and B2 any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (7), (8) and (10), in that order of priority.

Class A-IO Notional Amounts

The A-IO Notional Balance will be the lesser of the beginning period Collateral balance and the following schedule:

Distribution Dates	A-IO Notional Amount
1-6	$133,760,000
7-12	$118,898,000

On and after the 13th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).



Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have strike rate of 1.29%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	338,771,692
3	334,340,925
4	329,240,313
5	323,479,518
6	317,071,110
7	310,030,568
8	302,376,258
9	294,129,380
10	285,313,910
11	276,403,072
12	267,597,339

Month	Approximate Notional Balance ($)
13	258,882,106
14	250,350,696
15	241,999,121
16	233,823,479
17	225,819,958
18	217,984,831
19	210,314,456
20	202,805,270
21	195,453,792
22	188,256,618
23	172,935,795
24	157,921,560

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group 1, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 12 Distribution Dates only, an amount equal to the product of (A) 6.00% divided by 12 and (B) the lesser of (x) the A-IO Notional Amount and (y) the aggregate loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B2 Certificates, the Class B1 Certificates, and then the Class M Certificates in inverse order of rank. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1 and Class A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A1 will double, the interest rate on Class A2 will increase to [ ]% or the margin will double, as applicable, and the margins on the Subordinate Classes will increase to 1.5 times their initial margin.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Credit Enhancement

Subordination

Classes A1, A2 and A-IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A1, A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Class A1 and Class A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates, and the Class B1 will be senior to Class B2. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 1.50% of the cutoff date collateral balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ].00% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Class	Ratings	Type
A1	Aaa/AAA/AAA	Libor Floater
A2	Aaa/AAA/AAA	Fixed – Floating rate
A-IO	Aaa/AAA/AAA	6.00% Interest Rate
M1	Aa2/AA/AA	Libor Floater
M2	A2/A/A	Libor Floater
M3	A3/A-/A-	Libor Floater
M4	Baa1/BBB+/NR	Libor Floater
M5	Baa2/BBB/NR	Libor Floater
B1	Baa3/BBB-/NR	Libor Floater
B2	Ba1/BB+/BB+	Libor Floater

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Class A1 and Class A2.

Classes M1, M2, M3, M4, M5, B1 and B2 are subordinate classes subject to a lock-out period of 36 months with respect to principal payments

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms	
Issuer:	Structured Asset Securitization Corp., Series 2003-AM1
Depositor:	Structured Asset Securities Corporation
Trustee:	JP Morgan Chase
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: May 26, 2003
Cut-Off Date:	April 1, 2003
Statistical Calculation Date:	March 1, 2003
Expected Pricing Date:	April 30, 2003
Closing Date:	April 30, 2003
Settlement Date:	April 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	April 25, 2003
Day Count:	Actual/360 on the Libor Certificates and Class A2 (beginning on the 25th Distribution Date) 30/360 on Class A-IO and Class A2 (for Distribution Dates1-24 only)
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually
Trustee Fee:	0.0040% of the Pool principal balance annually

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $500,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B1, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis– To 10% Call[1]					
Prepayment Assumption [2]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	2.02	1.35	0.99	0.77	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	9/25/2007	3/25/2006	6/25/2005	12/25/2004	8/25/2004
Class A2					
Avg. Life (yrs)	9.50	6.47	4.69	3.39	2.33
Window (mos)	54-177	36-123	27-91	21-71	17-58
Expected Final Mat.	12/25/2017	6/25/2013	10/25/2010	2/25/2009	1/25/2008
Class M1					
Avg. Life (yrs)	9.76	6.65	5.10	4.57	4.70
Window (mos)	56-177	38-123	40-91	45-71	51-58
Expected Final Mat.	12/25/2017	6/25/2013	10/25/2010	2/25/2009	1/25/2008
Class M2					
Avg. Life (yrs)	9.76	6.65	5.04	4.30	4.10
Window (mos)	56-177	38-123	38-91	41-71	43-58
Expected Final Mat.	12/25/2017	6/25/2013	10/25/2010	2/25/2009	1/25/2008
Class M3					
Avg. Life (yrs)	9.70	6.60	4.98	4.18	3.82
Window (mos)	56-177	38-123	38-91	40-71	41-58
Expected Final Mat.	12/25/2017	6/25/2013	10/25/2010	2/25/2009	1/25/2008
Class M4					
Avg. Life (yrs)	9.38	6.36	4.80	4.00	3.62
Window (mos)	56-166	38-114	38-85	39-66	40-53
Expected Final Mat.	1/25/2017	9/25/2012	4/25/2010	9/25/2008	8/25/2007
Class M5					
Avg. Life (yrs)	8.89	6.01	4.52	3.77	3.39
Window (mos)	56-148	38-101	37-75	38-58	39-47
Expected Final Mat.	7/25/2015	8/25/2011	6/25/2009	1/25/2008	2/25/2007
Class B1					
Avg. Life (yrs)	8.15	5.49	4.12	3.45	3.19
Window (mos)	56-127	38-86	37-64	38-49	38-40
Expected Final Mat.	10/25/2013	5/25/2010	7/25/2008	4/25/2007	7/25/2006
Class B2					
Avg. Life (yrs)	6.47	4.33	3.37	3.09	3.09
Window (mos)	56-104	38-70	37-51	37-40	37-38
Expected Final Mat.	11/25/2011	1/25/2009	6/25/2007	7/25/2006	5/25/2006

[1] Assumed settlement date is March 30, 2003, assumed dated date is March 25, 2003 and assumed first payment date is April 25, 2003.
[2] 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis– To 10% Call[1]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	1.29	0.83	0.59
Window (mos)	1-34	1-22	1-16
Expected Final Mat.	1/25/2006	1/25/2005	7/25/2004
Class A2			
Avg. Life (yrs)	6.17	3.74	2.10
Window (mos)	34-117	22-76	16-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class M1			
Avg. Life (yrs)	6.34	4.64	4.48
Window (mos)	37-117	43-76	53-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class M2			
Avg. Life (yrs)	6.34	4.45	4.10
Window (mos)	37-117	40-76	44-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class M3			
Avg. Life (yrs)	6.31	4.36	3.77
Window (mos)	37-121	39-78	42-56
Expected Final Mat.	4/25/2013	9/25/2009	11/25/2007
Class M4			
Avg. Life (yrs)	6.08	4.18	3.56
Window (mos)	37-109	38-71	40-50
Expected Final Mat.	4/25/2012	2/25/2009	5/25/2007
Class M5			
Avg. Life (yrs)	5.74	3.93	3.34
Window (mos)	37-96	38-62	39-44
Expected Final Mat.	3/25/2011	5/25/2008	11/25/2006
Class B1			
Avg. Life (yrs)	5.24	3.61	3.19
Window (mos)	37-82	37-53	38-39
Expected Final Mat.	1/25/2010	8/25/2007	6/25/2006
Class B2			
Avg. Life (yrs)	4.14	3.13	3.09
Window (mos)	37-67	37-43	37-38
Expected Final Mat.	10/25/2008	10/25/2006	5/25/2006

[1] Assumed settlement date is March 30, 2003, assumed dated date is March 25, 2003 and assumed first payment date is April 25, 2003.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis–To Maturity[1]

Prepayment Assumption [2]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	2.02	1.35	0.99	0.77	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	9/25/2007	3/25/2006	6/25/2005	12/25/2004	8/25/2004
Class A2					
Avg. Life (yrs)	10.27	7.06	5.15	3.75	2.55
Window (mos)	54-287	36-214	27-162	21-128	17-103
Expected Final Mat.	2/25/2027	1/25/2021	9/25/2016	11/25/2013	10/25/2011
Class M1					
Avg. Life (yrs)	10.35	7.09	5.44	4.84	5.19
Window (mos)	56-240	38-170	40-128	45-100	51-81
Expected Final Mat.	3/25/2023	5/25/2017	11/25/2013	7/25/2011	12/25/2009
Class M2					
Avg. Life (yrs)	10.08	6.88	5.22	4.44	4.20
Window (mos)	56-216	38-151	38-113	41-88	43-71
Expected Final Mat.	3/25/2021	10/25/2015	8/25/2012	7/25/2010	2/25/2009
Class M3					
Avg. Life (yrs)	9.72	6.61	4.99	4.18	3.82
Window (mos)	56-183	38-127	38-94	40-73	41-59
Expected Final Mat.	6/25/2018	10/25/2013	1/25/2011	4/25/2009	2/25/2008
Class M4					
Avg. Life (yrs)	9.38	6.36	4.80	4.00	3.62
Window (mos)	56-166	38-114	38-85	39-66	40-53
Expected Final Mat.	1/25/2017	9/25/2012	4/25/2010	9/25/2008	8/25/2007
Class M5					
Avg. Life (yrs)	8.89	6.01	4.52	3.77	3.39
Window (mos)	56-148	38-101	37-75	38-58	39-47
Expected Final Mat.	7/25/2015	8/25/2011	6/25/2009	1/25/2008	2/25/2007
Class B1					
Avg. Life (yrs)	8.15	5.49	4.12	3.45	3.19
Window (mos)	56-127	38-86	37-64	38-49	38-40
Expected Final Mat.	10/25/2013	5/25/2010	7/25/2008	4/25/2007	7/25/2006
Class B2					
Avg. Life (yrs)	6.47	4.33	3.37	3.09	3.09
Window (mos)	56-104	38-70	37-51	37-40	37-38
Expected Final Mat.	11/25/2011	1/25/2009	6/25/2007	7/25/2006	5/25/2006

[1] **Assumed settlement date is March 30, 2003, assumed dated date is March 25, 2003 and assumed first payment date is April 25, 2003.**

[2] **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis– To Maturity[1]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	1.29	0.83	0.59
Window (mos)	1-34	1-22	1-16
Expected Final Mat.	1/25/2006	1/25/2005	7/25/2004
Class A2			
Avg. Life (yrs)	6.74	4.12	2.19
Window (mos)	34-205	22-135	16-96
Expected Final Mat.	4/25/2020	6/25/2014	3/25/2011
Class M1			
Avg. Life (yrs)	6.77	4.92	5.56
Window (mos)	37-163	43-107	53-86
Expected Final Mat.	10/25/2016	2/25/2012	5/25/2010
Class M2			
Avg. Life (yrs)	6.57	4.60	4.20
Window (mos)	37-145	40-94	44-67
Expected Final Mat.	4/25/2015	1/25/2011	10/25/2008
Class M3			
Avg. Life (yrs)	6.31	4.36	3.77
Window (mos)	37-121	39-78	42-56
Expected Final Mat.	4/25/2013	9/25/2009	11/25/2007
Class M4			
Avg. Life (yrs)	6.08	4.18	3.56
Window (mos)	37-109	38-71	40-50
Expected Final Mat.	4/25/2012	2/25/2009	5/25/2007
Class M5			
Avg. Life (yrs)	5.74	3.93	3.34
Window (mos)	37-96	38-62	39-44
Expected Final Mat.	3/25/2011	5/25/2008	11/25/2006
Class B1			
Avg. Life (yrs)	5.24	3.61	3.19
Window (mos)	37-82	37-53	38-39
Expected Final Mat.	1/25/2010	8/25/2007	6/25/2006
Class B2			
Avg. Life (yrs)	4.14	3.13	3.09
Window (mos)	37-67	37-43	37-38
Expected Final Mat.	10/25/2008	10/25/2006	5/25/2006

(1) **Assumed settlement date is March 30, 2003, assumed dated date is March 25, 2003 and assumed first payment date is April 25, 2003.**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

A-IO Sensitivity Analysis[1][4]	
Price [2]	Yield (%)
5-13	5.702
5-13+	5.130
5-14	4.562
5-14+	3.997
5-15	3.436
5-15+	2.878
5-16	2.324
5-16+	1.774
5-17	1.227
Mod. Dur.	0.50[3]

(1) Shown at 100% of the Prepayment Assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 5-15 plus accrued interest.
(4) Assumed settlement date is March 30, 2003, assumed dated date is March 25, 2003 and assumed first payment date is April 25, 2003.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Available Funds Cap Schedule* (1) (2) (3)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Net Funds Cap (%)	Period	Net Funds Cap (%)
1	N/A	31	8.97521
2	N/A	32	8.68300
3	N/A	33	8.96966
4	N/A	34	9.56588
5	N/A	35	9.56197
6	N/A	36	10.58214
7	N/A	37	9.55416
8	N/A	38	9.86860
9	N/A	39	9.54636
10	N/A	40	10.45261
11	N/A	41	10.11086
12	N/A	42	10.10628
13	N/A	43	10.43844
14	N/A	44	10.09716
15	N/A	45	10.42903
16	N/A	46	10.24025
17	N/A	47	10.23552
18	N/A	48	11.32695
19	N/A	49	10.22608
20	N/A	50	10.56208
21	N/A	51	10.21667
22	N/A	52	10.70835
23	N/A	53	10.35806
24	N/A	54	10.35321
25	8.27326	55	10.69331
26	8.54676	56	10.34353
27	8.26886	57	10.68333
28	8.98356	58	10.38217
29	8.69107	59	10.37727
30	8.68838	60	11.08771

(1) Based on 6 month LIBOR of 20% for each period.

(2) Assumes prepayments occur at 100% of the pricing speed.

(3) Assumed settlement date is March 30, 2003, assumed dated date is March 25, 2003 and assumed first payment date is April 25, 2003.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SASCO 2003-AM1 Collateral Summary[1]

Total Number of Loans	3,276	**Prepayment Penalty**	
Total Outstanding Loan Balance	$495,409,096	None	16.3%
Average Loan Principal Balance	$151,224	0.001-1.000	4.0%
Fixed Rate	36.0%	1.001-2.000	34.4%
Adjustable Rate	64.0%	2.001-3.000	45.3%
Prepayment Penalty	83.7%		
Weighted Average Coupon	7.7%	**Geographic Distribution**	
Weighted Average Margin	6.4%	(Other states account individually for less than	
Weighted Average Initial Periodic Cap	3.0%	3% of the Cut-off Date principal balance)	
Weighted Average Periodic Cap	1.0%	CA	37.0%
Weighted Average Maximum Rate	13.9%	FL	12.5%
Weighted Average Floor	7.9%	TX	6.6%
Weighted Average Original Term (mo.)	352.1	NY	6.0%
Weighted Average Remaining Term (mo.)	349.8	WA	5.9%
Weighted Average Loan Age (mo.)	2.3		
Weighted Average Combined LTV	80.1%	**Occupancy Status**	
Non-Zero Weighted Average FICO	614	Primary Home	95.2%
Non-Zero Weighted Average DTI	40.9%	Investment	4.8%
		Second Home	0.0%
Product Type			
2/28 ARM (LIBOR)	46.0%	**Lien Position**	
Fixed Rate	36.0%	First	100.0%
3/27 ARM (LIBOR)	16.8%		
5/25 ARM (LIBOR)	1.2%		

(1) As of the Statistical Calculation Date

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.01 - 50,000.00	154	$6,620,021.88	1.34%
50,000.01 - 100,000.00	972	74,763,400.93	15.09
100,000.01 - 150,000.00	831	102,775,525.68	20.75
150,000.01 - 200,000.00	586	101,664,648.67	20.52
200,000.01 - 250,000.00	304	67,467,227.15	13.62
250,000.01 - 300,000.00	191	52,432,309.28	10.58
300,000.01 - 350,000.00	105	33,948,527.21	6.85
350,000.01 - 400,000.00	72	27,274,232.01	5.51
400,000.01 - 450,000.00	22	9,323,500.07	1.88
450,000.01 - 500,000.00	35	16,827,184.38	3.40
500,000.01 - 550,000.00	1	515,000.00	0.10
550,000.01 - 600,000.00	2	1,137,989.10	0.23
650,000.01 - 700,000.00	1	659,529.46	0.13
Total:	**3,276**	**$495,409,095.82**	**100.00%**

Minimum: $26,982.15
Maximum: $659,529.46
Average: $151,223.78

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	21	$4,043,273.90	0.82%
5.501 - 6.000	138	23,740,949.02	4.79
6.001 - 6.500	226	41,680,014.01	8.41
6.501 - 7.000	364	70,133,083.02	14.16
7.001 - 7.500	487	86,416,191.49	17.44
7.501 - 8.000	612	99,493,172.89	20.08
8.001 - 8.500	450	65,541,970.48	13.23
8.501 - 9.000	382	48,410,170.11	9.77
9.001 - 9.500	198	21,278,599.26	4.30
9.501 - 10.000	190	18,584,647.64	3.75
10.001 - 10.500	95	7,894,496.61	1.59
10.501 - 11.000	62	4,956,747.85	1.00
11.001 - 11.500	26	1,581,320.22	0.32
11.501 - 12.000	16	1,134,994.07	0.23
12.001 - 12.500	3	228,594.47	0.05
12.501 - 13.000	4	218,444.16	0.04
13.501 - 14.000	1	45,444.47	0.01
14.251 >=	1	26,982.15	0.01
Total:	**3,276**	**$495,409,095.82**	**100.00%**

Minimum: 5.050%
Maximum: 14.500%
Weighted Average: 7.735%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Matrity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	7	$454,104.04	0.09%
171 - 180	166	17,322,045.23	3.50
181 - 240	43	5,322,847.48	1.07
241 - 300	6	884,550.00	0.18
301 - 360	3,054	471,425,549.07	95.16
Total:	**3,276**	**$495,409,095.82**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.1

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	7	$454,104.04	0.09%
171 - 180	166	17,322,045.23	3.50
181 - 240	43	5,322,847.48	1.07
241 - 300	6	884,550.00	0.18
301 - 360	3,054	471,425,549.07	95.16
Total:	**3,276**	**$495,409,095.82**	**100.00%**

Minimum: 118.0
Maximum: 359.0
Weighted Average: 349.8

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$144,910.33	0.03%
10.001 - 20.000	1	74,862.13	0.02
20.001 - 30.000	7	745,807.54	0.15
30.001 - 40.000	29	4,023,240.67	0.81
40.001 - 50.000	66	7,680,962.06	1.55
50.001 - 60.000	114	14,876,678.91	3.00
60.001 - 70.000	364	54,078,736.10	10.92
70.001 - 80.000	1,494	220,657,280.44	44.54
80.001 - 90.000	814	133,723,951.08	26.99
90.001 - 100.000	386	59,402,666.56	11.99
Total:	**3,276**	**$495,409,095.82**	**100.00%**

Non-Zero Minimum: 10.000%
Maximum: 100.000%
Non-Zero WA: 80.144%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$52,766.82	0.01%
451 - 500	12	1,267,635.76	0.26
501 - 550	548	73,688,825.04	14.87
551 - 600	878	125,623,325.75	25.36
601 - 650	1,075	170,456,271.51	34.41
651 - 700	539	89,928,270.46	18.15
701 - 750	155	23,857,306.94	4.82
751 - 800	67	10,376,693.54	2.09
801 >=	1	158,000.00	0.03
Total:	**3,276**	**$495,409,095.82**	**100.00%**

Non-Zero Minimum: 485
Maximum: 809
Non-Zero WA: 614

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,094	$324,178,625.81	65.44%
Purchase	774	114,435,225.45	23.10
Rate/Term Refinance	408	56,795,244.56	11.46
Total:	**3,276**	**$495,409,095.82**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	2,904	$439,353,541.40	88.68%
2-4 Family	187	30,674,363.80	6.19
Condo	175	24,551,720.38	4.96
Manufactured Housing	10	829,470.24	0.17
Total:	**3,276**	**$495,409,095.82**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	622	$128,657,116.46	25.97%
FL	460	62,096,831.82	12.53
CA-N	238	54,482,405.14	11.00
TX	319	32,554,889.90	6.57
NY	159	29,700,677.18	6.00
WA	168	28,999,597.50	5.85
IL	128	14,468,182.01	2.92
MI	113	11,467,696.46	2.31
MA	52	10,796,225.88	2.18
VA	63	10,213,294.27	2.06
NJ	58	10,209,829.09	2.06
OH	90	8,496,567.37	1.72
MN	56	7,670,596.54	1.55
AZ	59	7,107,495.22	1.43
MO	65	6,565,777.45	1.33
NV	49	6,291,767.70	1.27
PA	57	5,799,995.20	1.17
CO	35	5,786,961.42	1.17
NC	43	4,539,403.51	0.92
CT	29	4,324,032.87	0.87
MD	21	4,295,784.36	0.87
LA	41	3,742,555.76	0.76
OR	25	3,561,077.39	0.72
OK	37	3,246,752.92	0.66
TN	34	2,981,619.98	0.60
WI	27	2,731,482.71	0.55
NH	16	2,648,424.96	0.53
RI	17	2,439,381.79	0.49
IA	23	2,049,934.38	0.41
HI	7	2,039,826.58	0.41
Other	165	15,442,912.00	3.12
Total:	**3,276**	**$495,409,095.82**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	602	$80,683,047.24	16.29%
1% of Orig. Bal.	26	2,763,686.77	0.56
1% of UPB	108	10,929,548.34	2.21
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	20	1,691,586.49	0.34
2 Mos. Int. on UPB	1	161,706.31	0.03
2% Amt. Prepaid	1	333,234.85	0.07
2% of UPB	98	11,330,912.17	2.29
3 Mos. Int. on UPB	41	8,613,576.30	1.74
5% of UPB	4	362,284.75	0.07
6 Mos. Int. Amt. Prepaid	3	245,615.22	0.05
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	1,782	305,179,054.68	61.60
6 Mos. Int. on 80% of UPB	590	73,114,842.70	14.76
Total:	**3,276**	**$495,409,095.82**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	2,420	$351,423,141.29	70.94%
Stated	648	108,636,776.76	21.93
No Documentation	130	20,910,414.31	4.22
Limited	78	14,438,763.46	2.91
Total:	**3,276**	**$495,409,095.82**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margins

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
3.001 - 3.500	1	$227,738.47	0.07%
4.001 - 4.500	13	2,959,689.36	0.93
4.501 - 5.000	21	5,041,753.36	1.59
5.001 - 5.500	29	4,448,260.81	1.40
5.501 - 6.000	642	104,564,301.76	32.99
6.001 - 6.500	329	58,274,817.24	18.39
6.501 - 7.000	764	110,981,106.40	35.02
7.001 - 7.500	23	3,969,959.60	1.25
7.501 - 8.000	120	17,439,749.17	5.50
8.001 - 8.500	55	7,523,884.94	2.37
8.501 - 9.000	5	690,141.76	0.22
9.001 - 9.500	1	26,982.15	0.01
9.501 - 10.000	8	764,350.07	0.24
Total:	**2,011**	**$316,912,735.09**	**100.00%**

Minimum: 3.250%
Maximum: 9.700%
Weighted Average: 6.400%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2	$196,850.00	0.06%
3.000	1,982	311,574,425.38	98.32
5.000	27	5,141,459.71	1.62
Total:	**2,011**	**$316,912,735.09**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 3.031%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2,011	$316,912,735.09	100.00%
Total:	**2,011**	**$316,912,735.09**	**100.00%**

Minimum: 1.000%
Maximum: 1.000%
Weighted Average: 1.000%

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	1	$164,599.81	0.05%
10.501 - 11.000	1	199,800.51	0.06
11.001 - 11.500	9	1,457,424.30	0.46
11.501 - 12.000	22	5,026,513.22	1.59
12.001 - 12.500	83	18,625,601.05	5.88
12.501 - 13.000	204	43,353,031.94	13.68
13.001 - 13.500	296	55,931,829.48	17.65
13.501 - 14.000	387	66,084,754.28	20.85
14.001 - 14.500	317	48,586,360.19	15.33
14.501 - 15.000	266	36,192,837.25	11.42
15.001 - 15.500	134	15,289,601.70	4.82
15.501 - 16.000	134	13,537,299.88	4.27
16.001 - 16.500	73	6,382,272.70	2.01
16.501 - 17.000	43	3,429,038.20	1.08
17.001 - 17.500	20	1,221,271.26	0.39
17.501 - 18.000	12	911,034.07	0.29
18.001 - 18.500	3	228,594.47	0.07
18.501 - 19.000	4	218,444.16	0.07
19.501 >=	2	72,426.62	0.02
Total:	**2,011**	**$316,912,735.09**	**100.00%**

Minimum: 10.500%
Maximum: 20.500%
Weighted Average: 13.910%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	3	$554,651.88	0.18%
5.501 - 6.000	16	3,285,584.67	1.04
6.001 - 6.500	74	15,907,446.37	5.02
6.501 - 7.000	199	42,977,412.96	13.56
7.001 - 7.500	295	55,714,423.87	17.58
7.501 - 8.000	407	70,716,787.68	22.31
8.001 - 8.500	321	49,567,687.80	15.64
8.501 - 9.000	268	36,563,567.05	11.54
9.001 - 9.500	135	15,386,423.21	4.86
9.501 - 10.000	135	13,680,818.12	4.32
10.001 - 10.500	74	6,477,122.70	2.04
10.501 - 11.000	43	3,429,038.20	1.08
11.001 - 11.500	20	1,221,271.26	0.39
11.501 - 12.000	12	911,034.07	0.29
12.001 - 12.500	3	228,594.47	0.07
12.501 - 13.000	4	218,444.16	0.07
13.501 - 14.000	1	45,444.47	0.01
14.001 - 14.500	1	26,982.15	0.01
Total:	**2,011**	**$316,912,735.09**	**100.00%**

Minimum: 5.250%
Maximum: 14.500%
Weighted Average: 7.948%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-07	2	$414,440.83	0.13%
2004-08	5	741,176.34	0.23
2004-09	6	715,714.88	0.23
2004-10	26	5,107,418.79	1.61
2004-11	144	24,443,117.90	7.71
2004-12	355	63,171,185.56	19.93
2005-01	651	107,060,194.03	33.78
2005-02	164	26,112,068.78	8.24
2005-05	2	234,723.00	0.07
2005-06	1	131,395.51	0.04
2005-07	7	825,173.28	0.26
2005-08	1	143,667.77	0.05
2005-09	10	1,413,544.01	0.45
2005-10	31	3,960,549.52	1.25
2005-11	74	9,607,381.31	3.03
2005-12	111	17,077,010.33	5.39
2006-01	325	41,578,464.74	13.12
2006-02	63	8,319,558.16	2.63
2007-09	1	150,580.21	0.05
2007-11	3	374,122.40	0.12
2007-12	14	2,713,170.86	0.86
2008-01	11	2,078,726.88	0.66
2008-02	4	539,350.00	0.17
Total:	**2,011**	**$316,912,735.09**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).